IMTE Announces Share Issuance

Hong Kong, New York -- July 18, 2018 -- Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company") today announced that on July 17, 2018 the Company's subsidiary Marvel Digital Limited ("MDL") entered into a consulting and investor relations services agreement (the "Agreement") with Upper House Limited an Hong Kong based Investors Relation firm. The Services provided to MDL will be for conducting market research on glasses-free 3D industry, providing investor relations materials, introducing investors and arranging investor road shows (the "Services") for a period of about 6 months from the date of the Agreement to December 31, 2018. The fees in connection of these Services are HK$2,848,800 (equivalent to approximately US$365,230).

Pursunt to the terms of the Agreement, the Company will issue 25,275 shares in the Company at the subscription price of US$14.45 per share for a total costs of US$365,223.75 to Upper House Limited as payment for the Fees.

There are no other matters in relation to the share issuance that need to be brought to the attention of the shareholders of the Company and there is no information required to be disclosed under NASDAQ Listing Rules.

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMT is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948